
July 28, 2011

<u>Via E-mail</u>
Brett Gellner
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W., Box 1900, Station "M"
Calgary, Alberta, Canada, T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-15214**

Dear Mr. Gellner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Code of Ethics, page 6</u>

1. We note your disclosure that you have adopted a separate financial code of conduct applicable to financial management employees and that your codes of conduct are available on your website. However, we cannot locate the financial code of conduct on your website. Please clarify whether you have a separate code of financial conduct and explain why such code of conduct is not available on your website. Alternatively, if you do not have a separate code of conduct applicable to financial management employees, please remove the reference to such code of conduct from your disclosure.

<u>Documents Filed as Part of This Report and Exhibits, page 11</u>

<u>Exhibit 13.2, Related Management's Discussion and Analysis</u>

2. We note your disclosure on page 13 that you issued a notice of termination and destruction for your Sundance Unit 1 & 2 facilities and that capability at Sundance Unit

3 has been reduced. Please discuss the way(s) in which the reduced capacity resulting from the loss of Sundance Units 1 & 2 and the reduced capacity at Sundance Unit 3 is expected to impact your results of operations and financial condition. With respect to your Sundance Unit 1 & 2 facilities, please briefly describe the dispute resolution process set forth in the PPA, with a view to informing investors as to when you will know whether you are entitled to recover the net book value of the units. Please provide us with your proposed disclosure and confirm that you will include such disclosure in your next quarterly Management's Discussion and Analysis.

Exhibits 32.1 & 32.2

3. We note that the Section 906 certifications furnished as Exhibits 32.1 & 32.2 to your Form 40-F for the fiscal year ended December 31, 2010 reference the Form 40-F for the fiscal year ended December 31, 2009. Please file an amended Form 40-F with Section 906 certifications that reference the correct filing. See Rule 13a-14(b) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief